

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405**

December 28, 2005

Mr. Srinivasan Venkatakrishnan
Executive Director, Finance
AngloGold Ashanti Limited
11 Diagonal Street
Johannesburg, South Africa 2001

> **Re:** **AngloGold Ashanti Limited
> Form 20-F for Fiscal Year Ended December 31, 2004
> July 14, 2005
> File No. 1-14846**

Dear Mr. Venkatakrishnan:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2004

Cover Page

1.	Please note that your Commission file number is no longer 0-29874. It appears your file number is currently 1-14846.

Operating and financial review and prospects

Business Combination between AngloGold and Ashanti, page 115

2. We note your disclosure regarding the gold prices used to value your acquired mineral rights and reserves. We would like to better understand your conclusion that historical gold prices are not a strong indicator of future gold prices. In our analysis of gold prices over the last 30 years, the price of gold appears to have remained stable over any reasonable definition of long-term. The following is derived from published gold price histories and represent average prices:



5 Year	$ 326.60	**2004-2000**
10 Year	$ 330.92	**2004-1995**
15 Year	$ 342.83	**2004-1990**
20 Year	$ 354.61	**2004-1985**
25 Year	$ 373.01	**2004-1980**
30 Year	$ 341.96	**2004-1975**
35 Year	$ 304.29	**2004-1970**

*Source - Kitco

Based on the above, it appears that historical gold prices are insensitive to fluctuations in political events, energy prices, and the relative value of currencies. In addition, in only six years of relevant history have gold prices averaged greater than $400 per ounce and such peaks were very short lived. Provide to us meaningful, reasonable and supportable analysis that you have prepared and are relying upon in your gold price assumptions. As EITF 04-3 calls for the consideration of multiple factors, "including current prices, historical averages, and forward pricing curves," we would expect your price determination response to include a discussion of your approach, the relative weight or probability given towards the other meaningful factors and the reasons and support for your relative weighting or probabilities. To the extent that you rely on a notion of future prices, tell us the source of your data and address the differences between the lives of your mines and the number of years out that futures sales of gold are typically made.

Liquidity and Capital Resources, page 138

Investing Activities, page 139

3. We note your investing activities discussion that includes an explanation regarding the Sunrise Dam underground feasibility study. Tell us why you

believe the costs associated with a feasibility study should be included as a
component of investing cash flows.

Accounting for derivatives, page 150

4.   We note that you have elected to designate certain gold contracts as "normal
        purchases and sales contracts" under paragraph 4(a) of FAS 138. With respect to
        your gold sales, please provide an analysis of the different type of contracts that
        you presently have, indicating the (i) counterparties involved and (ii) whether or
        not the counterparty that receives physical delivery of an unrefined product from
        your mine is the same counterparty that receives physical delivery of a refined
        product from your mine.

Quantitative and qualitative disclosures about market risk

        Net delta open hedge position at January 25, 2005, page 210

5.   We note your 2005 forward price commitment disclosed in your tabular
        presentation that indicates $231 per ounce in 2005. Please confirm that this is
        correct.

Financial Statements

Consolidated statements of cash flows, page F-3

6.   Please modify your presentation of "Net cash provided by operating activities" to
        reconcile these cash flows to Net Income.

7.   Please remove your subtotal reflecting cash effects of acquisitions or disposals as
        this subtotal is not contemplated in SFAS 95.

Note 3 – Acquisitions and Disposals of Businesses and Assets, page F-6

8.   Please reconcile the goodwill allocation by reporting unit that you have disclosed
        with the change in total goodwill in 2004. We are unable to locate your
        disclosures regarding approximately $145 million of goodwill recognized in
        2004. Please provide us with an understanding of how the additional goodwill
        originated and to what reporting unit(s) it has been allocated.

9.   Please expand your disclosures to provide investors with an understanding of the
        likely effects on goodwill that are caused by the wasting nature of the mine
        reporting units. Please refer to EITF 04-4.

Note 4 – Significant Accounting Policies

4.5 – Inventories, page F-14

10.   Please clarify to us your policy that indicates ore stockpiles are valued at the
average moving cost of treating and processing the ore.

11.   Please expand your disclosure to indicate the nature of the items included in your
cost of inventory. Also identify the point in your production cycle that the cost of
gold extracted, including mine development and equipment depreciation, is
classified as inventory.

4.7 – Depreciation, depletion and amortization, page F-14

12.   Please clarify to us your depletion accounting policy regarding underground
mining infrastructure including ramps, stopes, laterals, etc. It is unclear whether
you are depleting these costs using total proven and probable reserves or
developed proven and probable reserves.

4.8 – Mining Costs, page F-15

13.   Please provide us with an analysis of the types and amounts of costs capitalized
that you disclose in your policy. It is unclear to us why you believe it is
appropriate to capitalize such costs under U.S. GAAP. Please cite the
authoritative guidance you are relying upon for your accounting policy.

4.11 – Product Sales, page F-16

14.   It is unclear from your disclosure whether the company uses provisional pricing
for gold sold to third parties. If provisional prices are used, please expand your
disclosure for all years presented to quantify the amount of revenues that have
been determined using provisional pricing. Also if applicable, please tell us to
what extent you have considered the applicable guidance for embedded derivative
instruments, commonly referred to as provisionally-priced metals contracts in the
industry, as noted in paragraph 12 of SFAS 133. Further note that provisionally
priced revenue should be measured using the forward rate. Refer to Topic VII of
the September 25, 2002 AICPA SEC Regulations Committee meeting highlights,
at the following website address:
http://www.aicpa.org/download/belt/2002_09_25_highlights.pdf.

Note 5 – Costs and Expenses

Ore Reserve development expenditure, page F-20

15.   We note your disclosure that appears to indicate certain mine development costs
        will be expensed over a longer period. Please address the following:

        • Tell us whether these assets were previously and are currently being
          depleted using the units of production method.
        • Tell us why the useful life assessment was performed and the specific
          types of assets that are affected by this change.
        • Tell us whether this change is applicable to all pre-existing and future on-
          reef development expenditure or only development expenditures
          subsequent to January 1, 2004.

Engineering Comments

Glossary of Selected Mining Terms, page 3

16.   We note that the definition for "pay limit"in this filing is distinctly different from
        the definition you disclosed in your Form 20-F, filed April 7, 2003. Please clarify
        which definition is used in estimating your proven and probable reserves, and
        whether you have changed the approach used in estimating your reserves within
        the last two years.

Review of Operations, page 30

        Audit of 2003 Mineral Resource and Ore Reserve Statement, page 82

17.   We note that in 2004 you commissioned an audit of the mineral resources and
        reserves for eight of your operations. Please provide a copy of all of these audits
        for our review (in pdf electronic format, if possible.) In addition, please provide a
        listing of any other third party reviews or audits of your mines or operations that
        cover reserves or mineral resources and that took place within the last three years.

        Drill Hole Spacing, page 91

18.   Please provide us with a listing of which reserve-containing properties or mines
        have any wide drill-hole spacings in excess of 1000 feet by 1000 feet. Also
        provide a listing of the percentage of the reserve for each of these properties that
        is attributable to wide drill-hole patterns in excess of 1000 by 1000 feet.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer, Mining Engineer, at (202) 551-3705 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director